EXHIBIT 99.14

Disclosure of Transactions in Own Shares

Paris, March 1, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI : 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 22, 2018 to February 28, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
22.02.2018	20,000	46.5135	930,270	BATE
22.02.2018	55,000	46.5113	2,558,122	CHIX
22.02.2018	35,000	46.5146	1,628,011	TRQX
22.02.2018	154,358	46.5146	7,179,901	XPAR
23.02.2018	20,000	47.0774	941,548	BATE
23.02.2018	55,000	47.0749	2,589,120	CHIX
23.02.2018	35,000	47.0733	1,647,566	TRQX
23.02.2018	116,217	47.0722	5,470,590	XPAR
26.02.2018	15,000	47.3546	710,319	BATE
26.02.2018	42,500	47.3589	2,012,753	CHIX
26.02.2018	32,500	47.3578	1,539,129	TRQX
26.02.2018	135,585	47.3542	6,420,519	XPAR
27.02.2018	17,500	47.3585	828,774	BATE
27.02.2018	55,000	47.3630	2,604,964	CHIX
27.02.2018	32,500	47.3607	1,539,222	TRQX
27.02.2018	170,880	47.2948	8 081 731	XPAR
28.02.2018	17,500	47.1308	824,789	BATE
28.02.2018	50,000	47.1308	2,356,540	CHIX
28.02.2018	32,500	47.1322	1,531,797	TRQX
28.02.2018	232,554	47.0453	10,940,573	XPAR

Total	1,324,594	47.0606	62,336,235

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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